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                                  Telect, Inc.
                               211 N. Molter Road
                             Liberty Lake, WA 99019

                                February 6, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE:     TELECT, INC.
        REGISTRATION STATEMENT ON FORM S-1
        FILE NO.:     333-44776

Ladies and Gentlemen:

Telect, Inc., a Washington corporation (the "Company"), hereby respectfully requests that the Company's registration statement on Form S-1, including all amendments and exhibits thereto (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") on August 30, 2000, as amended on October 12, 2000, October 30, 2000, and November 14, 2000, be withdrawn effective immediately. The Registration Statement is being withdrawn because of unfavorable market conditions. The Registration Statement was not declared effective by the Commission and none of the Company's securities were sold pursuant to the prospectus included in the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (509) 344-6330.


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If you have any questions regarding this matter, please call Mark F. Hoffman or
W. Michael Hutchings of Gray Cary Ware & Freidenrich, LLP, the Company's counsel, at (206) 839-4800.

Very truly yours,

TELECT, INC.



By: /s/ Wayne E. Williams
    -----------------------------------------
        Wayne E. Williams
        President and Chief Executive Officer

cc:     Candace Cavalier, Securities and Exchange Commission
        Cynthia T. Melo, The Nasdaq Stock Market
        Dara Fierro, The Nasdaq Stock Market
        Mark F. Hoffman, Esq.
        Scott Simpson